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Twelve78 Brewing

Brewery

35 Bridge St
Phoenixville, PA 19460
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
Twelve78 Brewing is seeking investment to open our brewery - Coming soon to Historic Downtown Phoenixville.
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INVESTOR PERKS

Twelve78 Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Private Pre-Launch Mainvester Only Event Invest $500 or more to qualify. 100 of 100 remaining

Invitation to a Private Mainvest Pre-Launch opening. Be the first to try our beers and sit in our taproom that you helped us build before the general public.

Mainvester Golf Shirt Invest $5,000 or more to qualify. 10 of 10 remaining

Twelve78 Brewing Golf Shirt with "Mainvester" printed on the sleeve to let everyone know you helped us get where we are.

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Highlights

We are a local family-owned and operated craft brewing company soon to be located in the beautiful Phoenixville/Collegeville, PA area.

We are located 28 miles northwest of Philadelphia at the junction of the French Creek and the Schuykill River. We hope to open our family-friendly taproom in late 2023 to early 2024.

We bring fresh and new creative ideas and various brewing styles, including IPA's, Sour Ales, Sour Smoothies, Lagers, Pale Ales, etc you get the hint.

Our taproom will be a simple warm environment where friends and family can relax, have a beer and something to eat while enjoying being in a great conversational environment.

As we grow our brand, we are building our taproom menu with custom brews for our fans. We've been part of many festivals in 2022 and look to continue that in 2023.

#BuildingTheBrand While we wait patiently on the State of Pennsylvania to finalize our licensing, we are narrowing down our launch menu and running check batches to take some of our best brews from 30 years of homebrew experience to professional brewing.

Our Mission

At Twelve78 Brewing, our mission is to revolutionize the craft beer scene by crafting unique and unforgettable beers that blend classic styles with cutting-edge technology and techniques. Our Taproom will be a haven for beer lovers, offering a warm and welcoming atmosphere where guests can relax and savor our brews. We strive to create an inclusive and comfortable environment for everyone, so that each person who walks through our doors feels valued and appreciated. Rather than relying on tired formulas or trends, we constantly push the boundaries of what's possible, experimenting with new ingredients, brewing methods, and flavors to create beers that are truly one-of-a-kind. We remain committed to our core values of quality, creativity, and community as we grow and evolve.

Phases

Phase I: Twelve78 will begin with operations as a microbrewery that will have a 3-vessal 3.5-barrel brewhouse that can produce both 3.5-barrel and 7-barrel batches. Twelve78 plans on producing 500-800 barrels of beer in Phase I. Twelve78 will be selling half pints, pints, and beer flights to its taproom guests. Twelve78 will also be selling to-go packaging in the form of mixed 16 ounce can four packs.

Phase II: Twelve78 will expand into a 7-barrel brewhouse, utilizing the same 3-vessel system to double batch. Twelve78 will purchase six to eight 7-barrel fermenters.

Phase III: Twelve78 will expand into a 10-barrel brewhouse and begin contract brewing for other smaller breweries. This expansion will remain within their existing building and will bring in a new source of revenue.

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OUR BEER
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Location

Twelve78 Brewing is strategically located at 35 Bridge Street, Phoenixville, PA 19460, in the Historic Downtown District of Phoenixville. This area attracts a large number of visitors daily, making it a popular destination.

One of the key advantages of Twelve78's location is its proximity to the Schuylkill River Trail. The trail, which spans 75 completed miles from Philadelphia to Auburn, is situated next to the brewery. This provides access to outdoor activities and scenic views, offering a unique experience compared to other breweries on Bridge Street.

The leased property faces Ashland Street and offers several outdoor benefits. The building itself is a concrete structure with three large garage doors, allowing for flexible use of the space. With over 5000 square feet available, Twelve78 has ample room for its operations.

The location benefits from convenient access to major roads such as Rt.23, Rt.113, and Rt.422. This makes it easily accessible for visitors from various directions.

The Schuylkill River Passenger Train Authority is planning to restore train service from Reading, Pottstown, Phoenixville, and Philadelphia. The train station for this service is conveniently located across the street from Twelve78 Brewing, which could potentially attract more visitors to the area.

Overall, Twelve78 Brewing's location offers a combination of historical charm, proximity to outdoor attractions, convenient access to major roads, and potential future train service, all of which contribute to its appeal as a destination brewery in Phoenixville.

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THE TEAM
Steve Rogacki
Owner & Head Brewer

Steve Rogacki is the Co-owner and Brewer of Twelve78 Brewing LLC. Mr. Rogacki has been brewing beer since 1994 and will be combining his extensive brewing knowledge with over 25 years of corporate leadership experience. Steve has established himself as a respected figure in the Information Technology industry and has begun building the same reputation within the craft beer community. With an unwavering work ethic and a "no-task-too-big-or-small" mentality, he has positioned himself to build and manage a thriving craft brewery that will excel in excellence and innovation.

With a deep-rooted passion for brewing, Steve's journey began in college brewing for the first time while taking an advanced chemistry class. Over the years, he has honed his skills and developed an unparalleled understanding of the art and science of brewing. His relentless pursuit of brewing mastery led him to experiment with unique flavors, ingredients, and brewing techniques, resulting in the creation of exceptional and distinct craft beers. In 2022, he also earned a Certificate from Cornell University in Craft Brewing.

Beyond his technical expertise, Steve brings invaluable leadership experience to his role as a brewery Co-owner. Having spent over 25 years in corporate leadership positions, he possesses a comprehensive understanding of business operations, strategic planning, and team management.

This background has equipped him with the ability to steer his brewery towards success, making sound business decisions while maintaining a strong focus on quality and innovation.

One of Steve's defining characteristics is his unwavering commitment to community and family values. He firmly believes that a brewery should be a gathering place that fosters a sense of belonging and camaraderie. Steve actively engages with the local community, supporting charitable causes and collaborating with other businesses and organizations to promote the growth and well-being of the community as a whole.

Steve's dedication to producing unique and high-quality beer is evident in every aspect of his craft brewery. From sourcing the finest ingredients to employing meticulous brewing techniques, he ensures that each batch of beer represents the pinnacle of craftsmanship. By constantly pushing the boundaries of flavor and style, he strives to provide beer enthusiasts with an extraordinary and memorable drinking experience.

With his diverse skill set, deep-rooted passion, and strong community and family values, Steve Rogacki stands as a shining example of a craft brewery owner who will make an indelible mark on the industry. His unwavering commitment to producing exceptional beer, coupled with his strategic leadership, has garnered him a loyal following and positioned his brewery to become a beacon of excellence in the craft beer landscape.

Kara Rogacki
Co-owner and General Manager

Kara Rogacki is a dedicated co-owner and General Manager of a craft brewery, renowned for her exceptional customer service skills and commitment to creating a warm and welcoming environment for beer enthusiasts. With a deep-rooted belief in the importance of community and family values, Kara is passionate about providing a top-tier brewery experience that leaves a lasting impression on every customer.

With an extensive background in customer service, Kara understands the value of building genuine connections and exceeding expectations. Her ability to listen attentively, empathize, and address the needs of patrons has earned her a reputation as a trusted and personable brewery owner. Kara takes pride in ensuring that every visitor feels valued, fostering a sense of belonging within the brewery's community.

Kara's commitment to community and family values goes beyond the brewery's walls. She actively engages with the local community, supporting local events, charities, and initiatives that promote the well-being and growth of the area. She believes in fostering strong relationships with neighboring businesses and organizations, and will work to create a thriving and interconnected community that benefits everyone.

Passionate about delivering an exceptional brewery experience, Kara believes that every customer should leave with a sense of delight and satisfaction. From the moment they step foot in the brewery, she strives to create a warm and inviting atmosphere where people can relax, enjoy great beer, and connect with others. Kara pays meticulous attention to detail, ensuring that the brewery's offerings are of the highest quality, with a diverse selection of unique and flavorsome beers that cater to a range of tastes.

Kara's dedication to customer satisfaction extends beyond the beer itself. She understands that the overall experience is shaped by the ambiance, service, and interactions with staff. Her strong leadership skills and commitment to continuous improvement enable her to assemble a knowledgeable and friendly team that shares her vision for exceptional customer service. Together, they work tirelessly to create memorable experiences that keep customers coming back time and again.

Driven by her passion for brewing, community, and family values, Kara Rogacki has become an influential figure in the craft brewery scene. Her unwavering commitment to delivering a top-tier brewery experience, coupled with her customer service-focused approach, has set a new standard of excellence in the industry. Through her dedication to building meaningful connections and fostering a strong sense of community, she has created a brewery that not only produces outstanding beer but also serves as a hub of camaraderie, celebration, and lasting memories.

PRESS
Twelve78 Brewing Company To Open On Bridge Street In Phoenixville

The town of Phoenixville is getting another brewery. In what is surely a welcomed addition to Bridge Street, Twelve78 Brewing Company has just announced plans to open at 35 Bridge Street.

Family-Owned Brewery Coming to Phoenixville

Phoenixville is about to get another brewery, to the joy of many local beer aficionados,

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Q&A
Why Phoenixville?

We are family owned and operated from right here in Phoenixville. We relocated here from Northern New Jersey 10 years ago and have loved this town ever since. It was very important to us when we searched for a home for the brewery to be part of a place we could partner with and be a part of the community. We plan on partnering with the Boro to host fundraisers and become supporters of the historical society bringing that culture into our brewery and taproom.

What styles of beers will you focus on?

We'll be crafting some unique beers blending some classic styles with some cutting-edge technology and techniques like Thiolized Lagers, Pale Ales, and IPAs. We've started a nice little following with our Sour smoothie ale line that blends a sour ale base with fruit purees, ice cream, marshmallows, cake batter, and all sorts of other things.

Can you describe the space you are opening?

There aren't too many specifics yet on the number of seats, but we have a blank slate in a 5,000 sq foot warehouse with three big roll-up doors. The building dates back to the 40s when there was a gas station out front. The brewery will occupy an addition that was built in 1975 and was more recently Stillman's rentals. We plan to bring that outside feeling inside so no matter what time of year it is, or what the weather is outside, you can come here and feel like you're sitting in a Biergarten. We are planning on 8–10 taps, all our own beer, and will be brewing for months to prepare and build up our stock. For the brewhouse, we have a 3-vessel 3.5 BBL, and we will have both 3.5 and 7BBL fermenters.

Will there be food offered?

Our plan is to have food. We will not be outfitting our space with a kitchen, but we are looking into a long-term contract with a food truck that will be dedicated to us and sit on our property. We feel providing food options is important.

Why Phoenixville?

We are family owned and operated from right here in Phoenixville. We relocated here from Northern New Jersey 10 years ago and have loved this town ever since. It was very important to us when we searched for a home for the brewery to be part of a place we could partner with and be a part of the community. We plan on partnering with the Boro to host fundraisers and become supporters of the historical society bringing that culture into our brewery and taproom.

What styles of beers will you focus on?

We'll be crafting some unique beers blending some classic styles with some cutting-edge technology and techniques like Thiolized Lagers, Pale Ales, and IPAs. We've started a nice little following with our Sour smoothie ale line that blends a sour ale base with fruit purees, ice cream, marshmallows, cake batter, and all sorts of other things.

Can you describe the space you are opening?

There aren't too many specifics yet on the number of seats, but we have a blank slate in a 5,000 sq foot warehouse with three big roll-up doors. The building dates back to the 40s when there was a gas station out front. The brewery will occupy an addition that was built in 1975 and was more recently Stillman's rentals. We plan to bring that outside feeling inside so no matter what time of year it is, or what the weather is outside, you can come here and feel like you're sitting in a Biergarten. We are planning on 8–10 taps, all our own beer, and will be brewing for months to prepare and build up our stock. For the brewhouse, we have a 3-vessel 3.5 BBL, and we will have both 3.5 and 7BBL fermenters.

Will there be food offered?

Our plan is to have food. We will not be outfitting our space with a kitchen, but we are looking into a long-term contract with a food truck that will be dedicated to us and sit on our property. We feel providing food options is important.

Why Phoenixville?

We are family owned and operated from right here in Phoenixville. We relocated here from Northern New Jersey 10 years ago and have loved this town ever since. It was very important to us when we searched for a home for the brewery to be part of a place we could partner with and be a part of the community. We plan on partnering with the Boro to host fundraisers and become supporters of the historical society bringing that culture into our brewery and taproom.

What styles of beers will you focus on?

We'll be crafting some unique beers blending some classic styles with some cutting-edge technology and techniques like Thiolized Lagers, Pale Ales, and IPAs. We've started a nice little following with our Sour smoothie ale line that blends a sour ale base with fruit purees, ice cream, marshmallows, cake batter, and all sorts of other things.

Can you describe the space you are opening?

There aren't too many specifics yet on the number of seats, but we have a blank slate in a 5,000 sq foot warehouse with three big roll-up doors. The building dates back to the 40s when there was a gas station out front. The brewery will occupy an addition that was built in 1975 and was more recently Stillman's rentals. We plan to bring that outside feeling inside so no matter what time of year it is, or what the weather is outside, you can come here and feel like you're sitting in a Biergarten. We are planning on 8–10 taps, all our own beer, and will be brewing for months to prepare and build up our stock. For the brewhouse, we have a 3-vessel 3.5 BBL, and we will have both 3.5 and 7BBL fermenters.

Will there be food offered?

Our plan is to have food. We will not be outfitting our space with a kitchen, but we are looking into a long-term contract with a food truck that will be dedicated to us and sit on our property. We feel providing food options is important.

This is a preview. It will become public when you start accepting investment.
BREWERY FLOOR PLAN
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2022 KOP BEERFEST ROYALE
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brew System, Fermenters, Chiller, Walk-in Cooler $45,000
Floor Drains (Brewery, Bathroom, and Bar) $25,000
Mainvest Compensation $6,750
Taproom Tables $23,250
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $694,220 $708,104 $743,509 $780,684 $843,139
Cost of Goods Sold $93,996 $94,936 $96,835 $100,708 $106,751
Gross Profit $600,224 $613,168 $646,674 $679,976 $736,388

EXPENSES

Rent $58,293 $66,000 $66,000 $66,000 $66,000
General Insurance $5,000 $5,000 $5,000 $5,000 $5,000
Internet & Website $2,600 $2,600 $2,600 $2,600 $2,600
Marketing & Advertising $7,500 $7,500 $7,500 $7,500 $7,500
Supplies $12,000 $12,000 $12,000 $12,000 $12,000
Utlities $12,000 $12,000 $12,000 $12,000 $12,000
Professional Services $6,000 $6,000 $6,000 $6,000 $6,000
Travel & Fuel $6,000 $6,000 $6,000 $6,000 $6,000
Facilities Maintenance $2,400 $2,400 $2,400 $2,400 $2,400
Merchant Fees $2,400 $2,400 $2,400 $2,400 $2,400
Payroll & Benefits $6,121 $7,979 $8,225 $8,337 $8,451
Total Personnel $54,900 $71,598 $73,773 $74,771 $75,779
Operating Profit $425,010 $411,691 $442,776 $474,968 $530,258

This information is provided by Twelve78 Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Twelve78 Business Plan.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 29th, 2023
Summary of Terms
Legal Business Name Twelve78 Brewing LLC

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 4%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029
Financial Condition
Forecasted milestones

Twelve78 Brewing forecasts the following milestones:

Secure lease in Phoenixville, PA by June, 2023.

Achieve PLCB G Permit by November, 2023

Achieve $700,000 revenue per year by 2025.

Achieve $200,000 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Twelve78 Brewing's fundraising. However, Twelve78 Brewing may require additional funds from alternate sources at a later date.

No operating history

Twelve78 Brewing was established in February, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Twelve78 Brewing, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Twelve78 Brewing, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Twelve78 Brewing, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Twelve78 Brewing, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Twelve78 Brewing, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Twelve78 Brewing, LLC's management or vote on and/or influence any managerial decisions regarding Twelve78 Brewing, LLC. Furthermore, if the founders or other key personnel of Twelve78 Brewing, LLC were to leave Twelve78 Brewing, LLC or become unable to work, Twelve78 Brewing, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Twelve78 Brewing, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Twelve78 Brewing, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Twelve78 Brewing, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Twelve78 Brewing, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Twelve78 Brewing, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Twelve78 Brewing, LLC's financial performance or ability to continue to operate. In the event Twelve78 Brewing, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Twelve78 Brewing, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Twelve78 Brewing, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Twelve78 Brewing, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Twelve78 Brewing, LLC will carry some insurance, Twelve78 Brewing, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Twelve78 Brewing, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Twelve78 Brewing, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Twelve78 Brewing, LLC's management will coincide: you both want Twelve78 Brewing, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Twelve78 Brewing, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Twelve78 Brewing, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Twelve78 Brewing, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Twelve78 Brewing, LLC or management), which is responsible for monitoring Twelve78 Brewing, LLC's compliance with the law. Twelve78 Brewing, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Twelve78 Brewing, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Twelve78 Brewing, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Twelve78 Brewing, LLC, and the revenue of Twelve78 Brewing, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Twelve78 Brewing, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Twelve78 Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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